December 24, 2013

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Jay Ingram

Re:	Comment Letter dated December 19, 2013
regarding LSF8 Gypsum Holding Company, LLC’s
Draft Registration Statement on Form S-1 Submitted
November 25, 2013 (CIK No. 001592480)

Dear Mr. Ingram:

Continental Building Products, Inc. f/k/a LSF8 Gypsum Holding Company, LLC (the “Company”, “we” or “our”) is in receipt of the above-captioned comment letter regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Securities and Exchange Commission (the “Commission”) on November 25, 2013 (the “Draft Registration Statement”). We have endeavored to respond fully to each of your comments and questions. For your convenience, this letter is formatted to reproduce your numbered comments in bold italicized text. We have filed our Registration Statement on Form S-1 (the “Registration Statement”) with the Commission today and have included with this letter a copy of the Registration Statement marked against the Draft Registration Statement.

General:

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/ drsfilingprocedures101512.htm.

In response to the Staff’s comment, we respectfully advise the Staff that we are not submitting an amended draft registration statement and instead we are publicly filing the Registration Statement on EDGAR.

2.	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/ cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

We note the Staff’s comment regarding requests for confidential treatment and acknowledge that we will properly mark any such information as required.

3.	Please revise your registration statement to include all information required by Form S-1 and complete all blanks in the registration statement related to information that is not eligible to be omitted under Rule 430A.

We note the Staff’s comment regarding the inclusion of all information required by Form S-1 and the completion of all blanks, subject to omissions pursuant to Rule 430A, and acknowledge that we will include all such information and complete all blanks in subsequent amendments to the Registration Statement.

4.	Please be advised that we will process this filing and any amendments without a price range. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

We note the Staff’s comment regarding processing the Registration Statement and any amendments without a price range and acknowledge that the Staff will need sufficient time to process the amendment to the Registration Statement in which the price range is included and that the disclosure of the price range may cause the Staff to raise issues on areas not previously commented upon.

5.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

In response to the Staff’s comment, we advise the Staff that neither the Company nor anyone on its behalf has undertaken any “test the waters” activities and therefore no “test the waters” materials were created in reliance on Section 105 of the Jumpstart Our Business Startups Act. We acknowledge that we will supplementally provide to the Staff a copy of any such materials created after the date of this letter. In addition, no research reports about us have been published or distributed by any participant in our offering.

6.	Please provide us with copies of any graphics and photographs you intend to use in your prospectus.

We note the Staff’s comment and in response thereto included the graphics and photographs we intend to use in the Registration Statement as requested.

7.	We encourage you to file all exhibits as soon as possible. Please understand that we will need adequate time to review these materials before effectiveness.

We note the Staff’s comment regarding the filing of all exhibits as soon as possible, and acknowledge that, in addition to the exhibits we have filed with the Registration Statement, we will file all other exhibits in subsequent amendments to the Registration Statement, and that the Staff will need adequate time to review these materials before effectiveness.

8.	Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has completed its review of the underwriter arrangements for this offering and has no objection.

We note the Staff’s comment regarding FINRA, and acknowledge that we will arrange to have FINRA call or provide the Staff with a letter indicating FINRA has completed its review of the underwriting arrangements for our offering and has no objection.

Prospectus Summary, page 1

9.	Please disclose in the forepart of the prospectus summary that you are a holding company controlled by your sponsor, Lone Star Fun VIII (U.S.) L.P., and that you have a relatively short operating history as a stand-alone company.

We note the Staff’s comment and in response thereto included additional disclosure on page 1 of the Registration Statement as requested regarding our controlling sponsor and operating history.

10.	Please provide a chart summarizing your organizational and ownership structure prior to and following the offering. Please make conforming disclosure in the Business section.

We note the Staff’s comment and in response thereto included additional disclosure on pages 10 and 70 of the Registration Statement as requested regarding our organizational and ownership structure prior to and following the offering.

11.	Throughout the prospectus you provide various factual statements without indicating whether the source of the information is management’s belief, industry data, general articles or another source. Refer to the following examples:

•	“We are the only producer of gypsum wallboard in the United States to use 100% synthetic gypsum” [page 1];

•	“Use of synthetic gypsum has increased from 5% of total wallboard product in 1995 to 45% in 2010” [page 2];

•	“Commercial construction square footage is expected to grow at a compounded annual rate from 2013 to 2016.” [page 4]; and

•	“We believe that our wallboard facilities are among the largest and most in North America, result in productivity levels among the highest in the industry” [page 6].

These are only examples. Please mark your supplemental support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete these qualitative and comparative statements. Please revise throughout your prospectus as necessary.

We note the Staff’s comment and in response thereto have, as requested, provided the Staff supplementally with annotated supporting materials for the referenced statements as well as other similar qualitative and comparative statements in our prospectus. Additionally, we have revised certain of these statements to clarify that they are based on management’s belief, industry data, general articles or another source, as applicable.

12.	If true, please confirm that all market and industry data represents information that is generally available to the public and was not commissioned by you for use in this registration statement. If you funded or were otherwise affiliated with any of the sources that you cite, please disclose this and file consents or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act of 1933.

In response to the Staff’s comment, we confirm as requested that all market and industry data in the prospectus represents information that is generally available to the public and was not commissioned by us for use in this Registration Statement.

Our Company, page 1

13.	Please clearly define the area that encircles the parameters of your “market share in the eastern United States” as used in the prospectus.

We note the Staff’s comment and in response thereto included additional disclosure on pages 1, 68 and 75 of the Registration Statement as requested to clearly define the area that encircles the parameters of our market share in the Eastern United States.

14.	Please indicate which metropolitan areas you consider to be near your facilities.

We note the Staff’s comment and in response thereto included additional disclosure on pages 1 and 68 of the Registration Statement as requested to indicate which metropolitan areas we consider to be near our facilities (which we consider to be those areas with populations over one million people and located within a shipping radius of 300 miles from one of our facilities).

Our Industry, page 2

15.	We note that although 12% of your sales in 2012 and 10% of your sales in 2011 were in Canada, you do not address the factors effecting Canadian wallboard demand as you do for United States wallboard demand. Please revise your disclosure to describe these factors or provide us supplementally with support for why you do not think this information is material.

We note the Staff’s comment and in response thereto revised the disclosure on pages 2 and 70 of the Registration Statement as requested to reference the factors affecting the North American wallboard industry rather than that of the United States, as we believe the same factors affect wallboard demand in both the United States and Canada.

16.	We note your disclosure that there are seven wallboard manufacturers in the United States. Please disclose how many of these manufacturers compete in the Eastern United States, which is the market that you compete in.

We note the Staff’s comment and in response thereto revised the disclosure on pages 2 and 73 of the Registration Statement as requested to state that we believe six of the seven U.S. pure wallboard manufacturers compete in the Eastern United States.

17.	We note that on page 4 you provide a chart that shows the increase in year-to-date building permits by metropolitan statistical area for 2012 and 2013. On the third to last line of the chart you refer to “Total for Core Continental BP regions.” Please disclose these core regions and disclose what percentage of your revenue is derived from each of these core regions.

We note the Staff’s comment and in response thereto respectfully submit that the “core regions” referred to on the third to last line of the referenced chart are the fifteen metropolitan statistical areas listed above such line in this chart, and that the numbers in that referenced line are the totals for these fifteen metropolitan statistical areas. We also respectfully submit that we have not disclosed the percentage of our revenue derived from each of these core regions because we believe disclosing such revenue share information would not be in the best interests of investors due to the harm it may cause the Company by giving sensitive proprietary information to our competitors. We respectfully note that we have disclosed our key markets and the growth rate in each such market individually and as a whole as we believe this information provides investors meaningful information regarding the importance of each market to our business and our future prospects.

18.	We note that you provide the “Remodeling Market Index” metric to support your claim that you “expect continued recovery in the repair and remodel market.” Please describe what this metric measures and why an increase would support your contention.

We note the Staff’s comment and in response thereto revised the disclosure on pages 4 and 73 of the Registration Statement as requested to describe what the “Remodeling Market Index,” or “RMI,” measures and why it supports our expectation of continued recovery.

The RMI is based on a quarterly survey of about 2,000 residential remodelers nationwide and measures current market demand for remodeling as compared to three months prior, as well as projected future market demand for remodeling, based on calls for bids, committed work for the next three months, backlog of remodeling projects and other factors. Results are seasonally adjusted. An increase in the RMI indicates that residential remodelers view remodeling conditions as more positive than in the previous quarter.

Our Strengths, page 5

Leadership Positions in Attractive Geographic Markets, page 5

19.	We note you discuss building permit growth rates in your “key markets,” but on page 4, when presenting this material, you use the term “core region.” If these two terms specify different groups of markets, please distinguish them. If not, please make them consistent.

We note the Staff’s comment and in response thereto advise that these terms are synonymous and therefore revised the disclosure on page 4 of the Registration Statement as requested to replace all references to “core region” with “key market” to make them consistent.

Strong Margin Profile and Cash Flow Generation, page 5

20.	Please describe in detail how your cost structure has “fundamentally improved” going forward.

We note the Staff’s comment and in response thereto revised the disclosure on page 6 of the Registration Statement as requested to describe in detail how our cost structure has fundamentally improved going forward.

21.	We note your disclosure that your Adjusted EBITDA margins [are] “among the highest margins in the building products industry.” As there are only seven companies in your industry, please more precisely disclose where your Adjusted EBITDA margin ranks. Also, please enhance your discussion of this non-GAAP measure to disclose the importance of the measure and why you believe investors should rely on it when evaluating your margins and overall financial condition.

We note the Staff’s comment and in response thereto advise that the disclosure in the Draft Registration Statement addressed our position within the building products industry, not within the gypsum wallboard industry. Based on publicly available data, including data filed with the Commission, we can accurately place ourselves among those building products companies, both gypsum and non-gypsum, with the highest Adjusted EBITDA margins. We also note the Staff’s comment regarding enhancing our discussion of Adjusted EBITDA and in response thereto expanded our disclosure on page 15 of the Registration Statement as requested.

Our Strategy, page 7

22.	We note your disclosure on page 8 that your anticipated strong cash flows should allow you to enhance shareholder value through capital returns. Throughout the remainder of your document, you disclose that you have no present intention of paying out dividends. As such, please revise your disclosure to clarify for investors what you mean by capital returns.

We note the Staff’s comment and in response thereto revised the disclosure on pages 7, 8 and 77 of the Registration Statement as requested to delete the references to enhancing shareholder value through capital returns.

Risk Factors, page 16

Risks Relating to our Business and Industry, page 16

23.	We note you disclose in the Prospectus Summary that there has recently been consolidation in the wallboard production industry. Please add a risk factor that addresses how further consolidation would impact your business and if such consolidation is reasonably expected in the near future. If you do not believe such disclosure is required, please tell us why.

In response to the Staff’s comment, we respectfully advise the Staff that because of the number of considerations involved, we do not have a view on the likelihood of further consolidation in the industry, nor do we know precisely how any further consolidation would impact our business. For example, the implications on any such consolidation would be affected by a number of factors including the parties involved, the regions in which those companies operated, whether regulatory authorities would impose restrictions on the transaction(s), how affected customers and suppliers would react. However, we do not believe that further consolidation in the industry represents a risk to investors, and to the extent that further consolidation does occur, we believe it likely would be beneficial to us as it would reduce the number of competitors and could increase our market share. For these reasons, we do not believe consolidation presents a material risk to us nor would such risk factor disclosure be helpful to investors.

If our coal-fired plant synthetic gypsum suppliers switch to natural gas…, page 17

24.	This risk factor appears to consider two distinct risks. Please amend this risk factor into two separate risk factors or supplementally provide us with reasoning on why these two risks should be combined.

We note the Staff’s comment and in response thereto divided the referenced risk factor on page 18 of the Registration Statement into two separate risk factors as requested.

We do not have long-term contracts with our customers…, page 19

25.	Please disclose whether not entering into long-term contracts with your customers is common practice for companies in your industry. If it is not, please disclose why you have chosen not to enter into such long-term contracts.

In response to the Staff’s comment, we respectfully advise the Staff that entering into long-term customer contracts is not common practice for companies in our industry. We included additional disclosure on page 20 of the Registration Statement as requested to clarify this fact.

Our certificate of incorporation will include a forum selection clause…, page 29

26.	Several lawsuits are currently challenging the validity of choice of forum provisions in certificates of incorporation. Please disclose that although you have included a choice of forum clause in your certificate of incorporation to be adopted prior to the completion of this offering, it is possible that a court could rule that such provision is inapplicable or unenforceable.

We note the Staff’s comment and in response thereto revised page 31 of the Registration Statement as requested to disclose that it is possible that a court could rule that the forum selection clause in our certificate of incorporation to be adopted is inapplicable or unenforceable.

Unaudited Pro Forma Combined Financial Information, page 40

27.	We note that you intend to grant stock options to your executives and directors at the time of pricing of the offering. Please refer to your disclosures on page 11. Please tell us your consideration of including this transaction in your pro forma financial statements in accordance with Article 11-01(a)(8) of Regulation S-X.

We note the Staff’s comment and in response thereto included additional disclosure on page 50 of the Registration Statement as requested to provide information about equity awards.

(b) Purchase Accounting, page 46

28.	Please expand your disclosure to provide investors with the fair value adjustments by asset category along with the reasonable range of estimated useful lives and the corresponding increase to depreciation and amortization expense for each period presented. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

We note the Staff’s comment and in response thereto revised the disclosure on page 48 of the Registration Statement as requested to include additional detail regarding our purchase accounting.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

Factors Affecting our Results, page 50

29.	Please disclose the percentages for cost of goods sold for fiscal year 2011 and the pro forma interim periods presented in addition to fiscal year 2012 to provide investors with comparative information.

We note the Staff’s comment and in response thereto revised the disclosure on page 54 of the Registration Statement as requested to include information about percentages for cost of goods sold.

Results of Operations, page 52

30.	Please expand your disclosure for the changes in average mill-net selling price for gypsum wallboard and gypsum wallboard sales volume to disclose the extent to which these changes impacted net sales for all periods presented. We note that you introduced your LiftLite wallboard product in fiscal year 2011. Please also disclose the extent to which the introduction of new product impacted net sales. Please refer to Item 303(a)(3)(iii) of Regulation S-K.

We note the Staff’s comment and in response thereto included additional disclosure on page 56 of the Registration Statement as requested to provide information regarding average mill-net selling price. In addition, we respectfully submit that we believe the introduction of our LiftLite wallboard product did not materially impact our net sales because it effectively replaced much of the sales of our  1/2 inch product. LiftLite was very important to us, however, as the entire wallboard industry has moved toward a lighter board product, so without the introduction of LiftLite we likely would have lost market share.

31.	Please quantify the impact that foreign exchange rate variances had on net sales, total costs and operating expenses, and operating (loss) income for each period. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

We note the Staff’s comment and in response thereto included additional disclosure on pages 56 and 57 of the Registration Statement as requested to provide information regarding the impact of foreign exchange rate variances on the referenced line items.

32.	Please quantify your manufacturing capacity utilization for each period presented. In addition, please discuss the impact manufacturing capacity utilization had on the corresponding operating results.

We note the Staff’s comment and in response thereto included additional disclosure on page 57 of the Registration Statement as requested to provide information regarding our manufacturing capacity utilization.

33.	Please quantify the impact each factor disclosed as materially impacting net sales, total costs and operating expenses, and operating (loss) income for each period presented when multiple factors are disclosed. For example, your discussion and analysis of pro forma cost of goods sold for the interim periods references multiple factors for the increase (i.e., higher wallboard production and sales volumes; lower paperboard liner expense; and lower intangible amortization expense); however, the disclosure does not quantify the extent to which each factor contributed to the change in pro forma cost of goods sold. Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

We note the Staff’s comment and in response thereto included additional disclosure on pages 56 and 57 of the Registration Statement as requested to quantify the impact of each factor materially impacting net sales.

34.	Please expand your discussion and analysis of cost of goods sold for each period presented to provide investors with a full understanding of all the material factors impacting this line item within income (loss) from continuing operations. In this regard, we note that pro forma cost of goods sold for the interim periods presented significantly decreased as a percentage of net sales for the combined 9-months ended September 30, 2013, versus the 9-months ended September 30, 2012 that exceeded net sales, even after consideration of the specific costs included in each period. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

We note the Staff’s comment and in response thereto included additional disclosure on page 54 of the Registration Statement as requested to provide information regarding the material factors impacting the cost of goods sold.

Critical Accounting Policies, page 60

35.	Please include estimating the fair value of the assets and liabilities acquired by Lone Star as a critical accounting policy or include an explanation to investors why this is not a critical estimate to your consolidated financial statements. Please refer to Section 501.14 of the Financial Reporting Codification for guidance.

We note the Staff’s comment and in response thereto included additional disclosure on page 65 of the Registration Statement as requested to provide information regarding acquisition accounting.

Goodwill and Intangible Assets, page 60

36.	Please update your disclosure for your testing of goodwill as of October 1, 2013, to provide investors with disclosure of any material uncertainty associated with goodwill.

We note the Staff’s comment and in response thereto revised our disclosure on page 65 of the Registration Statement as requested to include disclosure regarding our goodwill testing. We respectfully advise the Staff that as of the date hereof, we have not completed our annual goodwill impairment test. However, we do not believe there is any material uncertainty regarding goodwill impairment because we operate as one primary reporting unit and there is considerable evidence that the fair value of the Company is likely in excess of its book value.

Business, page 64

37.	Please disclose the amount of revenue generated from your business in Canada. See Item 101(d) of Regulation S-K.

We note the Staff’s comment and in response thereto included additional disclosure on page 68 of the Registration Statement as requested to provide the amount of revenue generated from our business in Canada.

Properties, page 76

38.	Please disclose whether you own the real property where your two finish products joint compounds are located. Refer to Item 102 of Regulation S-K.

We note the Staff’s comment and in response thereto revised the disclosure on page 81 of the Registration Statement as requested to state that we own the real property where our two finish products joint compounds are located.

Directors, page 80

39.	We note Mr. Boggess is the only individual that has become a member of the board of directors before the listing of your common stock. Please explain.

In response to the Staff’s comment regarding our board of directors, we respectfully advise the Staff that Delaware law permits a corporation to have only one director and that our bylaws provide that our board can consist of between one and 15 directors. Our sponsor and our board have determined that a board consisting of a single director is sufficient for a privately-held company and that additional directors are not needed unless and until we become a public company. We further respectfully advise the Staff that we disclose the director nominees who will become directors upon the listing of our common stock on pages 84 to 87 of the Registration Statement.

40.	Please indicate when Mr. Suss will become a member of the board of directors.

We note the Staff’s comment and in response thereto included additional disclosure on page 86 of the Registration Statement as requested to indicate when Mr. Suss will become a member of the board of directors.

Long-Term Incentive Plan, page 93

41.	We note your disclosure of 700,000 pool units outstanding under the LTIP, but on page 87 you disclose that Mr. Preston was awarded 400,000 pool units from a total 1,000,000 authorized pool units under the LTIP. Please reconcile your disclosure or help us to understand the apparent inconsistency.

In response to the Staff’s comment, we respectfully advise the Staff that on page 92 of the Registration Statement we disclose that Mr. Preston was awarded 400,000 pool units from a total of 1,000,000 authorized pool units under the LTIP and that Mr. Preston is currently the only NEO that participates in the LTIP. In addition to Mr. Preston, there are two individuals that are not NEOs for fiscal 2012 that received aggregate grants of 300,000 pool units.

Asset Advisory Fees, page 96

42.	We note you direct investors to the “Use of Proceeds” section on page 34 for further disclosure on the one-time termination payment of the Asset Advisory Agreement, but page 34 does not discuss this payment. Please provide a materially complete description of the Asset Advisory Agreement in this section.

We note the Staff’s comment and in response thereto revised page 36 of the Registration Statement as requested to discuss the termination payment and added a cross reference to the materially complete description of the Asset Advisory Agreement on page 103 of the Registration Statement.

Index to Financial Statements, page F-1

43.	Please provide audited financial statements of LSF8 Gypsum Holdings Company, LLC pursuant to Article 3-01(a) of Regulation S-X.

In response to the Staff’s comment, we respectfully note that, because LSF8 Gypsum Holdings Company, LLC is a newly formed registrant, Article 3-01(a) of Regulation S-X requires an audited balance sheet as of a date within 135 days of the filing date. In considering whether to file an audited balance sheet of LSF8 Gypsum Holdings Company, LLC pursuant to Article 3-01(a), we considered section 1220.4 in the SEC Financial Reporting Manual, which stipulates that a newly formed registrant with no Predecessor Operations would be required to comply with this rule. Since we do have Predecessor Operations, and audited financial statements for the Predecessor have been provided (including an audited balance sheet as of December 31, 2012), and because interim financial statements as of September 30, 2013 have been provided which give effect to the acquisition that occurred on August 30, 2013, we do not believe an audited balance sheet of the Company as of a date within 135 days of the filing date would be meaningful to investors. If such a balance sheet were to be provided, it would be as of July 26, 2013, the date of formation, and would include cash and capital of only $1,000. We believe that an audited balance sheet would not be useful and should not be required under these facts and circumstances.

LSF8 Gypsum Holdings Company, LLC Unaudited Condensed Consolidated (Successor)/Condensed Combined (Predecessor) Financial Statements, page F-1 Statements of Operations, page F-2

44.	Please revise the column heading for the Successor’s period to reflect September 1, 2013 to September 30, 2013. In this regard, there should be no overlap between the predecessor and the successor periods. Please address this comment throughout your document.

In response to the Staff’s comment, we respectfully note that because the successor entity was formed slightly more than one month before the acquisition, we believe the formation date of July 26, 2013 is the appropriate date to use for the successor period column headings in the Registration Statement. As part of our consideration of which date to use, we looked to the guidance in Section 1170.3 of the SEC Financial Reporting Manual addressing partial year financial statements. In the example given, the successor entity was formed on January 15, 2009 and did not have any operations prior to the acquisition of the predecessor entity on June 25, 2009. In this case, successor financial statements were presented for the period from January 15, 2009 through December 31, 2009 and predecessor financial statements were presented from January 1, 2009 to June 25, 2009. We respectfully submit that we believe our approach of overlapping financial periods is consistent with the Financial Reporting Manual example. Additionally, we note that we have clearly disclosed in the Registration Statement on pages 40, 48, 56 and F-7 that the successor entity did not have any operating activity between formation on July 26, 2013 and the acquisition of the Lafarge Gypsum business on August 31, 2013 and therefore do not believe any overlap in the financial periods presented will cause any confusion to investors.

2. Significant Accounting Policies, page F-7

Basis of Presentation – Successor, page F-7

45.	We note your disclosure that you are in the process of finalizing third-party valuations of certain assets for the acquisition of the Predecessor. Please tell us the nature and extent of the third party’s involvement and tell us whether you believe the third party was acting as an expert as defined in the Securities Act of 1933 such that you must disclose the name of the third party in Form S-1 and obtain the third party’s consent to be named.

In response to the Staff’s comment, we respectfully note that while we have engaged a third-party valuation firm to assist with the process, management takes responsibility for the fair value evaluation of the assets acquired. Management provided the firm with the information regarding the assets acquired, along with a description of the nature of the business and its customers, and makes the ultimate determination regarding the values ascribed to the assets acquired and the liabilities assumed. This firm is one of many third parties engaged by management in connection with its operation of the business. We did not engage this firm to prepare or certify a report or valuation for use in connection with the Registration Statement nor do we name the firm in the Registration Statement as contemplated by Section 7 of the Securitas Act of 1933. Management would have conducted these valuation activities regardless of whether the Company was contemplating an initial public offering. Therefore, we do not believe that the third-party valuation firm is acting as an expert under the Securities Act of 1933.

46.	Please expand your disclosures to provide information about loss contingencies in accordance with ASC 805-20-50-1.d.

We note the Staff’s comment and in response thereto revised the disclosure on page F-8 of the Registration Statement as requested to indicate that there were no loss contingencies identified as part of this business combination.

47.	Please expand your disclosures regarding the goodwill recognized to provide the specific factors that make up the goodwill. Specifically, you attribute the goodwill to expected synergies and the assembled workforce. However, you do not explain what the specific synergies are expected to be, or what the assembled workforce represents. Please refer to ASC 805-10-50-1 and ASC 805-30-50-1.a. for guidance.

We note the Staff’s comment and in response thereto expanded the disclosure on page F-8 of the Registration Statement as requested to provide further factors that make up goodwill.

9. Debt, page F-13

48.	Please expand your disclosure for the amount available under the Revolver as of September 30, 2013, to clarify that the $19.2 million is available without violating any covenants, if correct.

We note the Staff’s comment and in response thereto expanded the disclosure on page F-13 of the Registration Statement as requested to provide that there are no covenant violations that would impact availability under the Revolver.

10. Commitments and Contingencies, page F-15

49.	Please expand your disclosure for the LTIP to disclose the amount or range of potential cash payout that the participants may earn upon a monetization event along with a description of the significant monetization events that may occur for the participants to earn the cash payout.

We note the Staff’s comment and respectfully submit that, at this stage, it is not possible to provide a reasonable range of what the LTIP payout might be, if any, given the variety of factors that impact this determination. Potential payouts under the LTIP upon the occurrence of a monetization event or certain cash distributions are contingent on, among other things, the amount of sales proceeds or cash distributions and the cumulative internal rate of return earned on such events. As a result, the amount, if any, that will be contributed to the LTIP is not determinable until a specified event occurs and certain financial objectives are met. We respectfully note that we included detailed information on the mechanics of the LTIP on pages 92-93 of the Registration Statement. In response to the Staff’s comment, we have expanded the disclosure on page F-16 of the Registration Statement to provide a description of possible significant monetization events.

11. Related Party Transactions, page F-16

50.	Please disclose the material terms of the Transition Services Agreement, including the amount owed to Lafarge N.A. on a monthly, quarterly, or annual basis. Please also disclose the amounts recognized in the successor financial statements related to this agreement. Please refer to ASC 850-10-50-1 for guidance.

We note the Staff’s comment and in response thereto revised the disclosure on page F-17 of the Registration Statement as requested to disclose the material terms of the Transition Services Agreement, including details regarding services provided and monthly fees.

51.	Please disclose the material terms of the advisory agreement, including the amount owed to the affiliate of Lone Star on a monthly, quarterly, or annual basis. Please refer to ASC 850-10-50-1 for guidance.

We note the Staff’s comment and in response thereto revised the disclosure on page F-17 of the Registration Statement as requested to disclose the material terms of the Asset Advisory Agreement.

Gypsum Division of Lafarge North America Inc. Audited Combined Financial Statements

2. Significant Accounting Policies, page F-26

Property, Plant and Equipment, page F-28

52.

Please provide a more disaggregated presentation of the range of estimated useful lives for buildings, machinery and equipment into smaller and more meaningful components, as the range of useful lives is very broad (i.e., 3 to 40 years) and represents 98% of the gross value of total property, plant and equipment as of

December 31, 2012. Please also separately disclose the gross amount for each new category within Note 5. For categories that still have very broad range of useful lives, you should separately discuss the types of assets that fall in each part of the range and explain why these types of assets have a broad range.

We note the Staff’s comment and in response thereto expanded the disclosure on page F-28 of the Registration Statement as requested to disaggregate presentation of the range of estimated useful lives for buildings, machinery and equipment into three categories: buildings with lives from 20 to 25 years, plant machinery with lives of 5 to 25 years, and mobile equipment with lives of 5 to 8 years. We have also expanded the disclosure in Footnote 5 to the annual financial statements on page F-33 of the Registration Statement as requested to split the gross book value of the fixed assets into these three categories. While not referenced in your letter, we also believe it is appropriate to reflect the same split in the interim financial statements, which has been done in Footnote 5 to the interim financial statements on page F-10 of the Registration Statement.

53.	Please disclose the level you assess impairment of your long-lived assets (i.e., what are your specific lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 – 35-25 and example 4 of ASC 360-10-55-35 for guidance.

We note that Staff’s comment and respectfully submit that we assess impairment of our long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. At December 31, 2012, we grouped two wallboard plants and a warehouse facility as an asset group because they were used together to generate cash flows. A third wallboard plant was not grouped with these locations because its cash flows were largely independent of the cash flows of those locations. Our two joint compound plants were also grouped as an asset group, as they were used together to generate cash flows. We have expanded our disclosure on pages F-28 and F-29 of the Registration Statement in response to the Staff’s comment.

10. Commitments and Contingencies, page F-37

54.	Please revise your disclosure to state if the legal actions and claims are expected to be material to your results of operations and cash flows in addition to your financial condition. If there are legal actions or claims that may be material to your results of operations and/or cash flows, specific disclosures for these legal actions and claims should be provided. Please refer to ASC 450-20-50 for guidance.

We note the Staff’s comment and in response thereto revised the disclosure on page F-38 of the Registration Statement as requested to state that the legal actions and claims are not expected to be material to our results of operations, financial position or cash flows.

11. Related Party Transactions, page F-39

55.

We note your disclosure that you have not included the pension and post-retirement benefit liability in your combined balance sheets for the predecessor periods, as the obligations is and will remain a liability of the Parent. Please tell us your consideration of the guidance in SAB Topic 1:B.1 and SAB Topic 5:T when determining that the pension and post-retirement benefit liability should not be included in the combined balance sheets, even though the liability relates to your employees and the service your employees provide to your operations. Please also refer to your disclosures within Note 2, Basis of Presentation.

We note that Staff’s comment and respectfully submit that, as part of the preparation of the carve-out financial statements of the Predecessor, we considered the guidance in SAB Topic 1:B.1 and SAB Topic 5:T as it relates to defined benefit pension and post-retirement benefit expense and related liabilities. There is no specific guidance on accounting for such benefit plans in carve out financial statements. We determined an acceptable approach is to use a “multi-employer approach” based on a consideration of the objectives of presenting carve-out financial statements and observed precedent in the preparation of carve-out financial statements. Under this approach, we analogized to the guidance in ASC 715-80-35-1 on multiemployer plans, as further described in ASC 715-30-55-62 through 55-64, which describes accounting similar to the accounting a subsidiary would use in its stand-alone financial statements if it participates in a defined benefit plan sponsored by the parent entity for which the plan assets are not segregated and restricted for each participating subsidiary. This approach allocates a portion of the net periodic benefit cost based on a reasonable allocation method. However, the approach does not reflect the carve-out entity’s share of the pension obligation, plan assets, or related amounts in accumulated other comprehensive income in the balance sheet.

As disclosed in footnotes 2 and 11, we allocated pension and post-retirement benefit expense to the carve out financial statements based on the gypsum division’s headcount relative to the Lafarge North American plan as a whole. Since no cash payments are required by the gypsum division for contributions to the plans sponsored by Lafarge North America, the pension and post-retirement expenses were allocated to the carve-out financial statements with a corresponding credit to net parent investment. We respectfully submit that our allocation methodologies and accounting for the allocation are appropriate under the circumstances.

Recent Sales of Unregistered Securities, page II-2

56.	Please disclose which formation you are referring to and the date this unregistered sale of securities took place. See Item 701 of Regulation S-K.

We note the Staff’s comment and in response thereto revised the disclosure on page II-2 of the Registration Statement as requested to clarify that we are referring to the issuance of securities in connection with the formation of LSF8 Gypsum Holdings Company, LLC on July 26, 2013.

We appreciate the opportunity to respond to your comments. If you have further comments or questions, we stand ready to respond as quickly as possible. If you wish to contact us directly you can reach me at (703) 480-3852.

Sincerely,

/s/ Timothy Power

Timothy Power

General Counsel

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